Exhibit 99.1

Brookfield Renewable Announces Intention to Redeem its Series 9 Preferred Units

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, July 2, 2021 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) today announced that it intends to redeem all of its outstanding Class A Preferred Limited Partnership Units, Series 9 (the “Series 9 Preferred Units”) (TSX: BEP.PR.I) for cash on July 31, 2021. The redemption price for each Series 9 Preferred Unit will be C$25.00. Holders of Series 9 Preferred Units of record as of July 15, 2021 will receive the previously declared final quarterly distribution of $0.359375 per Series 9 Preferred Unit.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 27,000 megawatts development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over US$600 billion of assets under management.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Robin Kooyman Senior Vice President – Investor Relations Tel: (416) 649-8172 Email: robin.kooyman@brookfield.com